Filed Pursuant to Rule 433
Registration No. 333−136666
January 10, 2007
STRUCTURED EQUITY PRODUCTS
Indicative Terms
New Issue

THE BEAR STEARNS COMPANIES INC. 3 Year Notes Linked to the Outperformance of the ISE SINdex® Index Relative to the Standard and Poor’s S&P 500®

Due January [●], 2010 INVESTMENT HIGHLIGHTS
•	3 year term to maturity.
•	The Notes are not principal protected.
•	Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A+ by S&P).
•	Issue Price: 100.00% of the Principal Amount (99.00% for investors who purchase a Principal Amount of $1,000,000 or greater)
•	Linked to the outperformance of the ISE SINdex® Index relative to the Standard and Poor’s S&P 500® (with [150]% Upside Participation).
•
If, at maturity, the Relative Return is equal to or greater than 0%, then, on the Maturity Date, you will receive an amount per $1,000 Note equal to the sum of: (i) $1,000, plus (ii) $1,000 multiplied by [150]% of the Relative Return.

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If, at maturity, the Relative Return is negative, then, on the Maturity Date, you will receive an amount per $1,000 Note equal to the difference of: (i) $1,000, minus (ii) $1,000 times the absolute value of the Relative Return.

BEAR, STEARNS & CO. INC. STRUCTURED PRODUCTS GROUP (212) 272-6928
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

STRUCTURED PRODUCTS GROUP

GENERAL TERMS FOR THE NOTE OFFERING
This free writing prospectus relates to the offering of Notes linked to the outperformance of the ISE SINdex® Index (the “SINdex”) relative to the S&P 500® Index (the “S&P500”, and along with the SINdex, each an “Index” and collectively the “Indices”). We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A1 / A+ (Moody’s / S&P)
CUSIP NUMBER:	073928T29
ISSUE PRICE:	100.00% of the Principal Amount (99.00% for investors who purchase a Principal Amount of $1,000,000 or greater).
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$1,000 per Note and $1,000 multiples thereof.
SELLING PERIOD ENDS:	January [●], 2007
SETTLEMENT DATE:	January [●], 2007
CALCULATION DATE:	January [●], 2010. The Calculation Date is subject to adjustment as described in the Pricing Supplement under “Description of the Notes - Market Disruption Events.”
MATURITY DATE:	January [●], 2010 (for a term of approximately 3 years)
CASH SETTLEMENT VALUE:

If, at maturity, the Relative Return is equal to or greater than 0%, then, on the Maturity Date, you will receive an amount per $1,000 Note equal to the sum of: (i) $1,000, plus (ii) $1,000 multiplied by [150]% of the Relative Return.

If, at maturity, the Relative Return is negative, then, on the Maturity Date, you will receive an amount per $1,000 Note equal to the difference of: (i) $1,000, minus (ii) $1,000 times the absolute value of the Relative Return. In any event, the Cash Settlement Value is subject to a minimum of zero. If the Relative Return is negative at maturity, investors may lose up to 100% of the principal amount of their Notes.

UPSIDE PARTICIPATION RATE:	[150]%
RELATIVE RETURN:	The amount, expressed as a percentage, resulting from the difference of: (i) the Index Return of the SINdex minus (ii) the Index Return of the S&P500.
INDEX RETURN:	With respect to each Index, the amount, expressed as a percentage, resulting from the quotient of: (i) the Final Index Level of such Index divided by (ii) its Initial Index Level.
INDEX LEVEL:	As of any date of determination, and with respect to each Index, the closing value of such Index, as determined by the related Sponsor, on each Index Business Day.
INITIAL INDEX LEVEL:	Equals [●], with respect to the SINdex, and [●] with respect to the S&P500, representing the closing value of each Index, as determined by the related Sponsor, on January [●], 2007.
FINAL INDEX LEVEL:	Will be determined by the Calculation Agent and will equal the closing value of each Index, as determined by the related Sponsor, on the Calculation Date.
INTEREST:	The Notes will not bear interest.
EXCHANGE LISTING:	The Notes will not be listed on any securities exchange or quotation system.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

BUSINESS DAY:	Any day other than a Saturday or Sunday, on which banking institutions in the cities of New York, New York and London, England are not authorized or obligated by law or executive order to be closed.
RELATED EXCHANGE:

With respect to each Index each exchange or quotation system where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the applicable Index.

PRIMARY EXCHANGE:	With respect to each Index the primary exchange or market of trading of any security then included in the Index.
INDICES:

The ISE SINdex® Index is calculated and maintained by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) based on a methodology developed by International Securities Exchange, Inc. (“ISE”) in consultation with S&P. ISE’s indices are designed to track the performance of the most highly capitalized publicly traded companies in specific industry sectors. The SINdex is comprised of stocks issued by the owners and operators of casinos and gaming facilities, producers of beer and malt liquors, distillers, vintners and producers of other alcoholic beverages, and manufacturers of cigarettes and other tobacco products.

The S&P 500® Index is an index published, calculated and disseminated by S&P. The S&P500 is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P500, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated January [●], 2007 (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated January [●], 2007: http://www.sec.gov/Archives/edgar/data/777001/000114420407001228/v062285_424b5.htm

•	Prospectus Supplement dated August 16, 2006: http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm

•	Prospectus dated August 16, 2006: http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE CASH SETTLEMENT VALUE TABLE

The following is an illustrative table demonstrating the hypothetical Cash Settlement Value of a Note based on the assumptions listed below. Actual returns may be different.

ASSUMPTIONS:
•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.
•	Investor holds the Notes to maturity.
•	The Upside Participation Rate is [150]%.
•	All returns are based on a 3-year term and are stated on a pre-tax basis.
•	No Market Disruption Events or Events of Default occur during the term of the Notes.
Relative Return	Cash Settlement Value Per Note	Return if Held to Maturity	Relative Return	Cash Settlement Value Per Note	Return if Held to Maturity
100%	$2,500	150.00%	-5%	$950	-5.00%
95%	$2,425	142.50%	-10%	$900	-10.00%
90%	$2,350	135.00%	-15%	$850	-15.00%
85%	$2,275	127.50%	-20%	$800	-20.00%
80%	$2,200	120.00%	-25%	$750	-25.00%
75%	$2,125	112.50%	-30%	$700	-30.00%
70%	$2,050	105.00%	-35%	$650	-35.00%
65%	$1,975	97.50%	-40%	$600	-40.00%
60%	$1,900	90.00%	-45%	$550	-45.00%
55%	$1,825	82.50%	-50%	$500	-50.00%
50%	$1,750	75.00%	-55%	$450	-55.00%
45%	$1,675	67.50%	-60%	$400	-60.00%
40%	$1,600	60.00%	-65%	$350	-65.00%
35%	$1,525	52.50%	-70%	$300	-70.00%
30%	$1,450	45.00%	-75%	$250	-75.00%
25%	$1,375	37.50%	-80%	$200	-80.00%
20%	$1,300	30.00%	-85%	$150	-85.00%
15%	$1,225	22.50%	-90%	$100	-90.00%
10%	$1,150	15.00%	-95%	$50	-95.00%
5%	$1,075	7.50%	-100%	$0	-100.00%
0%	$1,000	0.00%

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

SINdex:

The following table sets forth the quarterly high and low intraday levels, as well as end-of-quarter final levels, of the SINdex for each quarter in the period from January 1, 2002 through December 29, 2006. The final level of the SINdex on December 29, 2006 was 113.14. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. The SINdex began publishing on June 1, 2005. Therefore, all levels provided prior to June 1, 2005 represent the Sponsor’s application of the index methodology, as described in the Pricing Supplement, “Description of the Indices”, beginning with the initial selection of the Index components on December 31, 1998, in order to reconstruct historical data consistent with the Sponsor’s methodology for the period prior to June 1, 2005. Historical levels of the SINdex should not be taken as an indication of future performance and no assurance can be given that the level of the SINdex will increase relative to its Initial Index Level during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 29, 2002	50.16	43.54	50.16
June 28, 2002	54.00	45.06	45.82
September 30, 2002	46.22	39.35	43.53
December 31, 2002	44.69	40.76	44.40
March 31, 2003	45.22	40.36	42.46
June 30, 2003	51.47	42.12	50.79
September 30, 2003	54.07	49.26	52.75
December 31, 2003	61.10	53.40	61.08
March 31, 2004	68.25	61.05	67.99
June 30, 2004	70.17	63.54	68.47
September 30, 2004	69.99	64.05	69.99
December 31, 2004	83.26	69.72	83.07
March 31, 2005	87.94	81.03	85.74
June 30, 2005	87.37	80.56	82.85
September 30, 2005	86.55	81.82	84.08
December 30, 2005	88.35	78.65	87.83
March 31, 2006	98.41	87.51	97.36
June 30, 2006	102.52	92.13	97.16
September 29, 2006	99.90	93.74	99.31
December 29, 2006	113.60	99.31	113.14

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

S&P 500:

The following table sets forth the quarterly high and low intraday levels, as well as end-of-quarter final levels, of the S&P500 for each quarter in the period from January 1, 2002 through December 29, 2006. The final level of the S&P500 on December 29, 2006 was 1,418.30. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical levels of the S&P500 should not be taken as an indication of future performance and no assurance can be given that the level of the S&P500 will increase relative to its Initial Index Level during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 29, 2002	1,176.97	1,074.36	1,147.39
June 28, 2002	1,147.84	952.92	989.82
September 30, 2002	994.46	775.68	815.28
December 31, 2002	954.28	768.63	879.82
March 31, 2003	935.05	788.90	848.18
June 30, 2003	1,015.33	847.85	974.50
September 30, 2003	1,040.29	960.84	995.97
December 31, 2003	1,112.56	995.97	1,111.92
March 31, 2004	1,163.23	1,087.06	1,126.21
June 30, 2004	1,150.57	1,076.32	1,140.84
September 30, 2004	1,140.84	1,060.72	1,114.58
December 31, 2004	1,217.33	1,090.19	1,211.92
March 31, 2005	1,229.11	1,163.69	1,180.59
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 30, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
September 29, 2006	1,340.28	1,224.54	1,335.85
December 29, 2006	1,431.81	1,327.10	1,418.30

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

HISTORICAL RELATIVE PERFORMANCE DATA AND HYPOTHETICAL NOTE PERFORMANCE

The following historical information and hypothetical note performance should not be taken as an indication of the future performance of the SINdex, the S&P500, the SINdex relative to the S&P500, or of the Notes.

The Notes do not have a trading history. As a consequence, the following historical relative performance data and hypothetical note performance is based on the actual historical performance of the SINdex relative to the S&P500. No future performance of the Notes or the Indices may be inferred from any of the historical data set forth below.

The hypothetical note performance data presented in Figure 1 below represents reconstructions of a series of hypothetical investments on every quarter ending date during the relevant periods described below. The performance of hypothetical investments is linked to a historical reconstruction of the performance of the SINdex relative to the S&P500 based on the actual historical performance of the SINdex relative to the S&P500. The hypothetical cash settlement values expressed in Figure 1 below use a methodology identical to the methodology that will be used for the Notes.

The Sponsors are responsible for calculating and maintaining the Indices. The policies of the Sponsors concerning the calculation of the Indices will affect the Index Return and, therefore, will affect the value of the Notes. In addition, if a Sponsor discontinues or suspends calculation or publication of an Index, it may adversely affect the value of the Notes. See the Pricing Supplement, “Description of the Notes - Discontinuance or Modification of one or more Indices.” The policies of the Sponsors regarding the Indices is impossible to predict. See generally, the Pricing Supplement, “Risk Factors - Changes that affect the calculation of the Indices will affect the trading value of the Notes and the amount you will receive at maturity.”

A Sponsor can add, delete or substitute the stocks underlying an Index or make other methodological changes that could alter the Index Levels and adversely affect the value of the Notes. Changes in the companies included in the Indices may affect the Indices, as a newly added company may perform significantly better or worse than the company or companies it replaces. See generally, the Pricing Supplement, “Risk Factors - A Sponsor may change the companies underlying the Indices in a way that affects the Index Levels and consequently the value of the Notes.”

All of the historical relative performance data and the hypothetical note performance set forth below was derived from data provided on the Bloomberg Financial Service with respect to each Index, in each case, without independent verification from the Issuer.

The historical relative performance data and the hypothetical note performance presented in Figures 1 and 2 below represent the historical relative performance and hypothetical note performance over a series of 3 year periods beginning on every quarter ending date from and including December 31, 1998 to and including December 31, 2003.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Figure 1 - Rolling 3 year Index Returns of the SINdex and the S&P 500, performance of the SINdex relative to the S&P 500, and hypothetical cash settlement values based on performance of the SINdex relative to the S&P500

The chart below illustrates the calculation of (i) the Index Return for the SINdex and the S&P500, (ii) 3 year performance of the SINdex relative to the S&P500, and (iii) the hypothetical cash settlement value available to an investor based on a $1,000 investment in a hypothetical note for each 3-year rolling return period ending on the last day of each quarter between December 31, 2001 and December 29, 2006 inclusive, based on the quarterly closing levels of the SINdex and S&P500 for each such period. The hypothetical cash settlement values are derived from calculating the sum of: (i) a $1,000 initial investment, plus (ii) $1,000 multiplied by [150]% of the rolling 3 year performance of the SINdex relative to the S&P500 for the applicable period.

The SINdex began publishing on June 1, 2005. Therefore, all levels provided for the SINdex prior to June 1, 2005 represent the Sponsor’s application of the index methodology, as described in the Pricing Supplement, “Description of the Indices”, beginning with the initial selection of the Index components on December 31, 1998, in order to reconstruct historical data consistent with the Sponsor’s methodology for the period prior to June 1, 2005.

Maturity Date	Rolling 3 year Index Return for the SINdex	Rolling 3 year Index Return for the S&P500	Rolling 3 year performance of the SINdex relative to the S&P500	Hypothetical cash settlement value per $1,000 note based on 3 year performance of the SINdex relative to the S&P500
December 31, 2001	+74.04%	-6.60%	+80.64%	$2,209.63
March 29, 2002	+95.02%	-10.80%	+105.83%	$2,587.41
June 28, 2002	+59.21%	-27.89%	+87.10%	$2.306.51
September 30, 2002	+45.05%	-36.44%	+81.49%	$2,222.39
December 31, 2002	+62.10%	-40.12%	+102.22%	$2,533,31
March 31, 2003	+70.87%	-43.40%	+114.27%	$2,713.99
June 30, 2003	+72.29%	-33.01%	+105.29%	$2,579.38
September 30, 2003	+54.60%	-30.67%	+85.27%	$2,279.03
December 31, 2003	+56.41%	-15.78%	+72.20%	$2,082.95
March 31, 2004	+68.08%	-2.94%	+71.02%	$2,065.37
June 30, 2004	+57.98%	-6.83%	+64.81%	$1,972.14
September 30, 2004	+88.60%	+7.07%	+81.53%	$2,222.91
December 31, 2004	+90.92%	+5.56%	+85.36%	$2,280.42
March 31, 2005	+70.93%	+2.89%	+68.04%	$2,020.59
June 30, 2005	+80.82%	+20.36%	+60.46%	$1,906.87
September 30, 2005	+93.15%	+50.72%	+42.43%	$1,636.48
December 30, 2005	+97.82%	+41.88%	+55.94%	$1,839.03
March 31, 2006	+129.30%	+52.66%	+76.64%	$2,149.58
June 30, 2006	+91.30%	+30.34%	+60.95%	$1,914.31
September 29, 2006	+88.27%	+34.13%	+54.14%	$1,812.10
December 29, 2006	+85.23%	+27.55%	+57.68%	$1,865.18

The hypothetical note performance data presented in Figure 1 above represents reconstructions of a series of hypothetical investments on every quarter ending date during the relevant periods described above. The performance of hypothetical investments is linked to a historical reconstruction of the performance of the SINdex relative to the S&P500 based on the actual historical performance of the SINdex relative to the S&P500. The hypothetical cash settlement value expressed in Figure 1 above uses a methodology identical to the methodology that will be used for the Notes.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Figure 2 - Graphical illustration of the results in Figure 1

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

SELECTED RISK CONSIDERATIONS

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Suitability of Notes for Investment - A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•

Possible Loss of Principal - The Notes are not principal protected. If, at maturity, the Relative Return is negative, then, on the Maturity Date, you will receive an amount equal to 100% of the original principal amount of the Note minus the product of: (i) the original principal amount multiplied by (ii) the absolute value of the Relative Return. In any event, the Cash Settlement Value is subject to a minimum of zero. If the Relative Return is negative at maturity, investors may lose up to 100% of the principal amount of their Notes.

•

Secondary Market - Because the Notes will not be listed on any securities exchange or quotation system, a secondary trading market is not expected to develop, and, if such a market were to develop, it may not be liquid. Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Notes on request. However, there can be no guarantee that bids for outstanding Notes will be made in the future; nor can the prices of those bids be predicted.

•

No current income — We will not pay any interest on the Notes. The yield on the Notes therefore may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity.

•

No dividend or other payments — You will not receive any dividend payments or other distributions on the stocks underlying the Indices, nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•

Equity market risks — We expect that the Index Levels will fluctuate in accordance with changes in the financial condition of the companies issuing the stocks comprising the Indices, the value of the underlying stocks comprising the Indices generally and other factors. The Indices are susceptible to general equity market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the underlying stocks comprising the Indices change. Investor perceptions regarding the companies issuing the stocks comprising the Indices are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. The Index Levels may be expected to fluctuate until the Maturity Date.

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Historical relative performance data - The historical relative performance data set forth in the “Historical Relative Performance Data” section should not be taken as an indication of either the future performance of the Indices over the term of the Notes or of the Notes themselves. The Notes do not have a trading history. As a consequence, investors should understand that the historical relative performance data is based on the actual historical performance of the SINdex relative to the S&P500 and it is impossible to predict whether the Index Levels will fall or rise over the term of the Notes.

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Taxes - The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. We intend to treat the Notes for all tax purposes as pre-paid cash-settled executory contracts linked to the value of the Indices and, where required, to file information returns with the Internal Revenue Service in accordance with such treatment. Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes. Assuming the Notes are treated as pre-paid cash-settled executory contracts, you should be required to recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes).

LICENSE AGREEMENT WITH S&P

We have entered into a non-exclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw Hill Companies, Inc. Standard & Poor’s makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® to track general stock market performance. Standard & Poor’s only relationship to Bear Stearns Companies Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of Standard & Poor’s and of the S&P 500® which is determined, composed and calculated by Standard & Poor’s without regard to Bear Stearns Companies Inc .or the notes. Standard & Poor’s has no obligation to take the needs of Bear Stearns Companies Inc. or the holders of the notes into consideration in determining, composing or calculating the S&P 500®. Standard & Poor’s is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the notes.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

STANDARD AND POOR’S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500®, OR ANY DATA INCLUDED THEREIN AND STANDARD AND POOR’S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD AND POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC USA INC., OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® OR ANY DATA INCLUDED THEREIN. STANDARD AND POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD AND POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“STANDARD & POOR’S®”, “S&P®”, “S&P 500®”, “STANDARD & POOR'S 500”, AND “500” ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. THE FOREGOING MARKS HAVE BEEN LICENSED FOR USE BY BEAR STEARNS COMPANIES INC. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S AND STANDARD & POOR'S MAKES NO REPRESENTATION, WARRANTY, OR CONDITION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

LICENSE AGREEMENT WITH THE ISE

We have entered into a non-exclusive license agreement with ISE providing for the license to us, in exchange for a fee, of the right to use the SINdex in connection with certain securities, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by ISE. ISE makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly.

All disclosures contained in this pricing supplement regarding the SINdex, including its make-up, method of calculation and changes in its Components, are derived from publicly available information prepared by ISE. None of us, Bear Stearns or the Trustee assumes any responsibility for the accuracy or completeness of such information.

BEAR, STEARNS & CO. INC.